LVH_Exhibit (99.1) Material Change Report dated August 7, 2008

Form 51-102F3

Material Change Report

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

Suite 1501 – 700 West Georgia Street

TD Tower, PO Box 10047 Pacific Centre

Vancouver, BC  V7Y 1A1

(the “Company”)

2.

Date of Material Change

August 7, 2008

3.

News Release

News release was issued on August 7, 2008 and disseminated via Market Wire’s Canadian Timely Disclosure and Seattle Circuit Networks pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

The Company has restructured a deal with CY Foundation Group.

5.

Full Description of Material Change

Vancouver, British Columbia, August 7, 2008 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to report that as a result of the Company not proceeding with its transaction with CY Foundation Group Limited (“CYF”) and Touchdown Capital Inc. as announced on May 8, 2008, the Company has sold back the Exclusivity Rights to CYF and the Company has successfully renegotiated and entered into a newly revised Software Licensing Agreement (“SLA”) with CYF.  Under the new SLA, the Company will provide CYF with software for the entire People’s Republic of China (“PRC”) and will be paid a licensing royalty by CYF.

President and CEO Jake Kalpakian states, “We look forward to providing CYF with our products and we strongly believe our new relationship with CYF is better suited to meet each partner’s interests in the rapidly expanding PRC marketplace.

The Company also welcomes interested parties to visit the Company’s new corporate website at www.lvfh.com or contact us at (604) 681-0204.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Jake H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204, ext 6105.

9.

 Date of Report

This report is dated August 7, 2008.